Exhibit 99.1

Condensed Consolidated Interim Financial Statements
Q2 2025

Caledonia Mining Corporation

Caledonia Mining Corporation Plc

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation Plc:

Management has prepared the information and representations in this report. The unaudited condensed consolidated interim financial statements of Caledonia Mining Corporation Plc and its subsidiaries (the “Group”) have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board and, where appropriate, these financial statements include some amounts that are based on management’s best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the unaudited condensed consolidated interim financial statements are presented fairly, in all material respects.

The accompanying Management Discussion and Analysis (“MD&A”) also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Group maintains adequate systems of internal accounting and administrative controls, within reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICOFR”). Any system of ICOFR, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

At June 30, 2025 management evaluated the effectiveness of the Group’s ICOFR and concluded that such ICOFR was effective based on the criteria set forth in the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organisations of the Treadway Commission.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is comprised of four independent non-executive directors. This Committee meets periodically with management, the external auditor and internal auditor to review accounting, auditing, internal control and financial reporting matters.

These unaudited condensed consolidated interim financial statements have not been audited by the Group’s independent auditor.

The unaudited condensed consolidated interim financial statements for the period ended June 30, 2025 were approved by the Board of Directors and signed on its behalf on August 11, 2025.

(Signed) J.M. Learmonth	(Signed) R.I. Jerrard
Chief Executive Officer	Chief Financial Officer

2

Caledonia Mining Corporation Plc

Consolidated statements of profit or loss and other comprehensive income

(in thousands of United States Dollars, unless indicated otherwise)

For the		Three months ended June 30,		Six months ended June 30,
Unaudited	Note	2025	2024	2025	2024
			Restated*		Restated*
Revenue		65,309	50,107	121,487	88,635
Royalty		(3,507)	(2,475)	(6,278)	(4,409)
Production costs	6	(23,954)	(20,460)	(46,576)	(39,420)
Depreciation	13	(4,042)	(4,239)	(7,901)	(8,058)
Gross profit		33,806	22,933	60,732	36,748
Net foreign exchange loss	7	(1,026)	(2,182)	(2,278)	(7,064)
Administrative expenses	8	(4,363)	(3,664)	(8,961)	(6,275)
Fair value loss on derivative financial instrument		-	(174)	(1,592)	(476)
Equity-settled share-based expense	9.2	(226)	(305)	(82)	(506)
Cash-settled share-based expense	9.1	(285)	(4)	(443)	(57)
Other expenses	10	(1,103)	(664)	(1,946)	(1,264)
Other income		75	185	141	349
Profit on the sale of non-current assets held for sale	18	8,540	-	8,540	-
Operating profit		35,418	16,125	54,111	21,455
Finance income	11	121	3	127	9
Finance cost	11	(602)	(797)	(1,502)	(1,529)
Profit before tax		34,937	15,331	52,736	19,935
Tax expense		(11,341)	(5,151)	(17,977)	(7,681)
Profit for the period		23,596	10,180	34,759	12,254

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations		239	178	446	34
Total comprehensive income for the period		23,835	10,358	35,205	12,288

Profit attributable to:
Owners of the Company		20,487	8,283	29,402	9,769
Non-controlling interests		3,109	1,897	5,357	2,485
Profit for the period		23,596	10,180	34,759	12,254

Total comprehensive income attributable to:
Owners of the Company		20,726	8,461	29,848	9,803
Non-controlling interests		3,109	1,897	5,357	2,485
Total comprehensive income for the period		23,835	10,358	35,205	12,288

Earnings per share
Basic earnings per share ($)		1.06	0.42	1.50	0.49
Diluted earnings per share ($)		1.06	0.42	1.50	0.49

* Refer to note 27.

The accompanying notes on pages 8 to 39 are an integral part of these unaudited condensed consolidated interim financial statements.

On behalf of the Board: “J.M. Learmonth”- Chief Executive Officer and “R.I. Jerrard”- Chief Financial Officer.

3

Caledonia Mining Corporation Plc

Consolidated statements of financial position

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited		June 30,	December 31,	January 1,
As at	Note	2025	2024	2024
				*Restated
Assets
Exploration and evaluation assets	12	101,217	97,326	94,272
Property, plant and equipment	13	199,074	189,456	179,649
Deferred tax asset		355	264	153
Total non-current assets		300,646	287,046	274,074

Income tax receivable		106	355	1,120
Inventories	14	29,528	23,768	20,304
Derivative financial assets		-	-	88
Trade and other receivables	15	9,364	12,675	9,952
Prepayments	16	11,663	6,748	2,538
Fixed term deposit	17.1	18,000	-	-
Cash and cash equivalents	17	19,860	4,260	6,708
Assets held for sale	18	-	13,512	13,519
Total current assets		88,521	61,318	54,229
Total assets		389,167	348,364	328,303

Equity and liabilities
Share capital	19	166,234	165,408	165,068
Reserves		138,197	138,465	137,819
Retained loss		(65,999)	(89,996)	(97,143)
Equity attributable to equity holders of the parent		238,432	213,877	205,744
Non-controlling interests		23,223	20,587	18,456
Total equity		261,655	234,464	224,200

Liabilities
Deferred tax liabilities		49,477	48,418	46,123
Provisions	20	10,427	9,664	10,985
Loans and borrowings	21	1,720	1,500	-
Loan note instruments	22	10,502	8,313	6,447
Cash-settled share-based payment	9.1	622	411	374
Lease liabilities		993	199	41
Total non-current liabilities		73,741	68,505	63,970

Cash-settled share-based payment	9.1	751	634	920
Income tax payable		9,122	2,958	10
Lease liabilities		278	95	167
Loans and borrowings	21	1,741	1,174	-
Loan note instruments	22	1,093	855	665
Trade and other payables	23	29,137	26,647	20,503
Overdrafts	17	11,649	12,928	17,740
Liabilities associated with assets held for sale	18	-	104	128
Total current liabilities		53,771	45,395	40,133
Total liabilities		127,512	113,900	104,103
Total equity and liabilities		389,167	348,364	328,303

*Refer to note 27.

The accompanying notes on pages 8 to 39 are an integral part of these unaudited condensed consolidated interim financial statements.

4

Caledonia Mining Corporation Plc

Consolidated statements of changes in equity

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited	Note	Share capital	Foreign currency translation reserve	Contributed surplus	Equity-settled share-based payment reserve	Retained loss	Total	Non- controlling interests (NCI)	Total equity
Balance January 1, 2023*		83,471	(9,787)	132,591	14,997	(80,529)	140,743	16,946	157,689
Transactions with owners:
Dividends		-	-	-	-	(6,066)	(6,066)	(1,512)	(7,578)
Share-based payments:
Shares issued on settlement of incentive plan awards	9.1	351	-	-	-	-	351	-	351
Equity-settled share-based expense	9.2	-	-	-	331	-	331	-	331
Shares issued:
Bilboes acquisition		65,677	-	-	-	-	65,677	-	65,677
Equity raise (net of transaction cost)		15,658	-	-	-	-	15,658	-	15,658
Total comprehensive income:
(Loss) / profit for the period*		-	-	-	-	(8,284)	(8,284)	1,108	(7,176)
Other comprehensive income for the period		-	(699)	-	-	-	(699)	-	(699)
Balance at June 30, 2023*		165,157	(10,486)	132,591	15,328	(94,878)	207,712	16,542	224,254

Balance December 31, 2023*		165,068	(10,409)	132,591	15,637	(97,143)	205,744	18,456	224,200
Transactions with owners:
Dividends		-	-	-	-	(5,373)	(5,373)	(756)	(6,129)
Share-based payments:
Shares issued on settlement of incentive plan awards	9.1	83	-	-	-	-	83	-	83
Equity-settled share-based expense	9.2	-	-	-	592	-	592	-	592
Shares issued – options exercised		37	-	-	-	-	37	-	37
Total comprehensive income:
Profit for the period*		-	-	-	-	9,769	9,769	2,485	12,254
Other comprehensive income for the period		-	34	-	-	-	34	-	34
Balance at June 30, 2024*		165,188	(10,375)	132,591	16,229	(92,747)	210,886	20,185	231,071

5

Caledonia Mining Corporation Plc

Consolidated statements of changes in equity (continued)

(in thousands of United States Dollars, unless indicated otherwise)

	Note	Share capital	Foreign currency translation reserve	Contributed surplus	Equity-settled share-based payment reserve	Retained loss	Total	Non- controlling interests (NCI)	Total equity
Balance at December 31, 2024		165,408	(10,525)	132,591	16,399	(89,996)	213,877	20,587	234,464
Transactions with owners:
Dividends	26	-	-	-	-	(5,405)	(5,405)	(2,721)	(8,126)
Share-based payments:
Shares issued on settlement of incentive plan awards – cash-settled	9.1	60	-	-	-	-	60	-	60
Equity-settled share-based expense	9.2	-	-	-	94	-	94	-	94
Shares issued on settlement of incentive plan awards – equity-settled	9.2	766	-	-	(808)	-	(42)	-	(42)
Total comprehensive income:
Profit for the period		-	-	-	-	29,402	29,402	5,357	34,759
Other comprehensive income for the period		-	446	-	-	-	446	-	446
Balance at June 30, 2025		166,234	(10,079)	132,591	15,685	(65,999)	238,432	23,223	261,655
	Note	19

The accompanying notes on pages 8 to 39 are an integral part of these unaudited condensed consolidated interim financial statements.

6

Caledonia Mining Corporation Plc

Consolidated statements of cash flows

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited		Three months ended June 30,		Six months ended June 30,
	Note	2025	2024	2025	2024

Cash inflow from operations	24	34,111	20,988	52,668	27,523
Interest received		11	3	17	9
Finance costs paid	26	(623)	(710)	(1,166)	(1,283)
Tax paid	26	(5,415)	(1,195)	(10,246)	(2,276)
Net cash inflow from operating activities		28,084	19,086	41,273	23,973

Cash flows used in investing activities
Acquisition of property, plant and equipment	26	(10,511)	(6,897)	(17,761)	(10,638)
Expenditure on exploration and evaluation assets	12	(1,831)	(733)	(3,060)	(1,163)
Proceeds from sale of non-current asset held for sale (net of selling costs)	18	21,966	-	21,966	-
Proceeds from the sale of property plant and equipment		17	-	17	-
Acquisition of put options		-	(168)	(1,592)	(408)
Investment in fixed term deposits	17.1	(18,000)	-	(18,000)	-
Net cash used in investing activities		(8,359)	(7,798)	(18,430)	(12,209)

Cash flows from financing activities
Dividends paid	26	(7,606)	(2,912)	(8,993)	(5,632)
Payment of lease liabilities		(104)	(38)	(133)	(75)
Proceeds from loans and borrowings	21	1,259	2,032	1,259	2,032
Repayments of loans and borrowings	21	(472)	-	(472)	-
Bonds - solar bond issue receipts (net of transaction cost)	22.1	-	1,939	2,387	1,939
Net cash (used in) / from financing activities		(6,923)	1,021	(5,952)	(1,736)

Net increase in cash and cash equivalents		12,802	12,309	16,891	10,028
Effect of exchange rate fluctuations on cash and cash equivalents		(19)	485	(12)	(362)
Net cash and cash equivalents at the beginning of the period		(4,572)	(14,160)	(8,668)	(11,032)
Net cash and cash equivalents at the end of the period	17	8,211	(1,366)	8,211	(1,366)

The accompanying notes on pages 8 to 39 are an integral part of these unaudited condensed consolidated interim financial statements.

7

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2025

(in thousands of United States Dollars, unless indicated otherwise)

1 Reporting entity

Caledonia Mining Corporation Plc (“Caledonia” or “the Company”) is a company domiciled in Jersey, Channel Islands. The Company’s registered office address is B006 Millais House, Castle Quay, St Helier, Jersey, Channel Islands.

These unaudited condensed consolidated interim financial statements as at and for the six months ended June 30, 2025 are of the Company and its subsidiaries (the “Group”). The Group’s primary involvement is in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

Caledonia’s shares are listed on the NYSE American LLC stock exchange (symbol - “CMCL”). Depository interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol - “CMCL”) and depositary receipts in Caledonia's shares are listed on the Victoria Falls Stock Exchange (“VFEX”) (symbol - “CMCL”). Caledonia voluntary delisted its shares from the Toronto Stock Exchange (the “TSX”) on June 19, 2020 but remains a Canadian reporting issuer for the time being.

1.1 Change in quarterly reporting

Caledonia Mining Corporation Plc will no longer publish financial statements and management’s discussion and analysis (MD&A) reports on a quarterly basis in accordance with Canadian securities regulations. This decision aligns with applicable exemptions under Canadian securities regulations, including National Instrument 71-102 – Continuous Disclosure and Other Exemptions Relating to Foreign Issuers, and reflects our status as an SEC foreign issuer with equivalent disclosure obligations outside Canada.

We remain fully committed to transparent and timely disclosure of material information through the publication of our annual and half-yearly financial statements and via recognised regulatory channels, and going forwards, we anticipate publishing revenue, costs and production results for the quarters for which we do not release detailed financial results (namely, the first and third quarters). This change does not affect our obligation to disclose any significant developments or risks that may materially impact the Group’s financial position or performance. We will continue to provide comprehensive MD&A commentary as part of our annual and semiannual reporting cycle.

2 Basis of preparation

2.1 Prior year error

In preparation of the consolidated financial statements for the year ended December 31, 2024, an error was identified in the calculation of the deferred tax liabilities of the Company’s subsidiary Blanket Mine (1983) (Private) Limited. The error impacts the Company’s previously filed consolidated financial statements from December 31, 2019. The non-cash restatement was corrected in the opening balances from January 1, 2023 in these unaudited condensed consolidated interim financial statements, as presented in note 27.

8

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2025

(in thousands of United States Dollars, unless indicated otherwise)

2 Basis of preparation (continued)

2.2 Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements. Accordingly, certain information and disclosures normally included in the annual financial statements prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board, have been omitted or condensed. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2024.

2.3 Basis of measurement

These unaudited condensed consolidated interim financial statements have been prepared on the historical cost basis except for:

•	cash-settled share-based payment arrangements measured at fair value on grant and re-measurement dates;

•	equity-settled share-based payment arrangements measured at fair value on the grant date; and

•	derivative financial assets and derivative financial liabilities measured at fair value.

2.4 Functional currency

These unaudited condensed consolidated interim financial statements are presented in United States Dollars (“$” or “US Dollars” or “USD”), which is also the functional currency of the Company. All financial information presented in US Dollars has been rounded to the nearest thousand, unless indicated otherwise. Refer to note 7 for foreign exchange effects related to Zimbabwean real-time gross settlement, bond notes or bond coins (“RTGS$”) and the Zimbabwe Gold ("ZiG").

3 Use of accounting assumptions, estimates and judgements

In preparing these unaudited condensed consolidated interim financial statements, management has made accounting assumptions, estimates and judgements that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Changes in estimates are recognised prospectively. Key accounting assumptions, estimates and judgements applied in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those applied in the preparation of the audited annual consolidated financial statements for the year ended December 31, 2024.

4 Material accounting policies

The same accounting policies and methods of computation have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements as compared to the Group’s annual consolidated financial statements for the year ended December 31, 2024. In addition, the accounting policies have been applied consistently throughout the Group.

9

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2025

(in thousands of United States Dollars, unless indicated otherwise)

5 Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Zimbabwean company owning the Blanket Mine (also referred to herein as “Blanket” or “Blanket Mine” as the context requires) for a paid transactional value of US$30.09 million. Pursuant to the above, members of the Group entered into agreements with each indigenous shareholder to transfer 51% of the Group’s ownership interest in Blanket Mine whereby it:

•	sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for $11.74 million;

•	sold a 15% interest to Fremiro Investments (Private) Limited (“Fremiro”), which is owned by indigenous Zimbabweans, for $11.01 million;

•	sold a 10% interest to Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (“Employee Trust”) with Blanket Mine’s employees holding participation units in the Employee Trust; and

•	donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (“Community Trust”). In addition, Blanket Mine paid a non-refundable donation of $1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which is repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. Following a modification to the interest rate on June 23, 2017, outstanding balances on these facilitation loans attract interest at a rate of the lower of a fixed 7.25% per annum payable quarterly or 80% of the Blanket Mine dividend in the quarter. The timing of the loan repayments depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine. The Group related facilitation loans were transferred as dividends in specie intra-group and now the loans and most of the interest thereon is payable to the Company.

Accounting treatment

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly owned subsidiary of the Company, performed an assessment using the requirements of IFRS 10: Consolidated Financial Statements (“IFRS 10”). It was concluded that CHZ should consolidate Blanket Mine after the indigenisation. The subscription agreements with the indigenous shareholders have been accounted for accordingly as a transaction with non-controlling interests and as a share-based payment transaction.

10

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2025

(in thousands of United States Dollars, unless indicated otherwise)

5 Blanket Zimbabwe Indigenisation Transaction (continued)

Accounting treatment (continued)

The subscription agreements, concluded on February 20, 2012, were accounted for as follows:

•	Non-controlling interests (“NCI”) were recognised on the portion of shareholding upon which dividends declared by Blanket Mine will accrue unconditionally to equity holders as follows:

(a)	20% of the 16% shareholding of NIEEF;

(b)	20% of the 15% shareholding of Fremiro; and

(c)	100% of the 10% shareholding of the Community Trust.

•	This effectively means that NCI was initially recognised at 16.2% of the net assets of Blanket Mine, until the completion of the transaction with Fremiro, whereby the NCI reduced to 13.2% (see below).

•	The remaining 80% of the shareholding of NIEEF and Fremiro was recognised as NCI to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans, including interest.

•	The dividends with BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceeds the balance on the BETS facilitation loan, they will accrue to the employees at the date of such declaration.

•	BETS is an entity effectively controlled and consolidated by Blanket Mine. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

Fremiro purchase agreement

On November 5, 2018 the Company and Fremiro entered into a sale agreement for Caledonia to purchase Fremiro’s 15% shareholding in Blanket Mine. On January 20, 2020 all substantive conditions to the transaction were satisfied. The Company issued 727,266 shares to Fremiro for the cancellation of their facilitation loan and purchase of Fremiro’s 15% shareholding in Blanket Mine. The transaction was accounted for as a repurchase of a previously vested equity instrument. As a result, the Fremiro share of the NCI of $3,600 was derecognised, shares were issued at fair value, the share-based payment reserve was reduced by $2,247 and the Company’s shareholding in Blanket Mine increased to 64% on the effective date.

11

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2025

(in thousands of United States Dollars, unless indicated otherwise)

5 Blanket Zimbabwe Indigenisation Transaction (continued)

Blanket Mine’s indigenisation shareholding percentages and facilitation loan balances

USD	Shareholding	Effective interest & NCI recognised	NCI subject to facilitation loan	Balance of facilitation loan[3]
				June 30, 2025	December 31, 2024
NIEEF	16%	3.2%	12.8%	4,965	6,723
Community Trust	10%	10.0%	-%	-	-
BETS[1,2]	10%	-%	-%	2,190	3,535
	36%	13.2%	12.8%	7,155	10,258

1 The shares held by BETS are effectively treated as treasury shares.

2 Dividends received by BETS will be accounted for under IAS19 Employee Benefits.

3 Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable.

The balance on the facilitation loans is reconciled as follows:

	June 30, 2025	June 30, 2024
Balance at January 1	10,258	13,397
Interest incurred	295	237
Dividends used to repay loan	(3,398)	(944)
Balance at June 30	7,155	12,690

6 Production costs

	June 30, 2025	June 30, 2024
Blanket Mine	44,782	37,839
Salaries and wages	17,494	14,953
Consumable materials	13,696	12,381
Electricity costs	8,324	7,014
Safety	630	548
Share-based expense (note 9)	733	145
On mine administration	2,569	1,971
Security	831	570
Solar operations and maintenance services	428	173
Other costs	77	84

Bilboes Holdings (Private) Limited (“Bilboes”)	1,794	1,581
Salaries and wages	682	569
Consumable materials	468	374
Electricity costs	163	185
Share-based expense (note 9)	38	7
On mine administration	443	446

	46,576	39,420

12

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2025

(in thousands of United States Dollars, unless indicated otherwise)

7 Net foreign exchange (loss) gain

The 2024 Monetary Policy Statement issued by the Governor of the Reserve Bank of Zimbabwe (“RBZ”) on April 5, 2024 replaced the RTGS$ with a new currency that co-circulates with other foreign currencies in the Zimbabwean economy, named Zimbabwe Gold (“ZiG”). The ZiG was introduced at a rate of ZiG13.56:USD1 on April 5, 2024 and all RTGS$ balances were converted from RTGS$ to ZiG using an exchange rate of ZiG1:RTGS$2,499.

The official exchange rate of the ZiG had weakened from ZiG13.56:USD1 to ZiG25.80:USD1 by December 31, 2024 and ZiG26.95:USD1 by June 30, 2025 resulting in foreign exchange losses on the ZiG-denominated balances as indicated in the table below in the first six months of 2025.

The retention threshold on gold receipts in 2024 was 75% in US Dollars and the balance in ZiG. The retention threshold was revised downwards to 70% in US Dollars effective February 6, 2025. The table below illustrates the effect the weakening of the ZiG, RTGS$ and other foreign currencies had on the consolidated statement of profit or loss.

	June 30, 2025			June 30, 2024
	ZiG	Other	Total	RTGS$	ZiG	Other	Total
Unrealised foreign exchange (losses) / gains	(86)	(474)	(560)	#(183)	(27)	(62)	#(272)
Taxation and VAT	(44)	-	(44)	#110	145	-	#255
Cash, receivables and intercompany loans	(42)	(474)	(516)	(293)	(172)	(62)	(527)

Realised foreign exchange (losses) / gains	(1,684)	(34)	(1,718)	(6,706)	(73)	(13)	(6,792)
Bullion sales receivable	(246)	-	(246)	(1,824)	51	-	(1,773)
Cash and cash equivalents	(73)	(34)	(107)	*(1,731)	(81)	(13)	*(1,825)
Taxation, VAT and other receivables	(56)	-	(56)	(1,984)	(23)	-	(2,007)
Trade and other payables	@(1,309)	-	@(1,309)	(1,167)	(20)	-	(1,187)

Net foreign exchange (loss) / gain	(1,770)	(508)	(2,278)	#(6,889)	(100)	(75)	#(7,064)

*	Losses incurred due to cash held by way of letter of credit ("LC") denominated in RTGS$. Delays in conversion of the LC resulted in a devaluation of the asset when the RTGS$ devaluated.
#	Refer to note 27.
@	Trade and other payables include exchange losses attributable to participation on the Willing Buyer Willing Seller foreign exchange platform.

13

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2025

(in thousands of United States Dollars, unless indicated otherwise)

8 Administrative expenses

	June 30, 2025	June 30, 2024
Investor relations	370	237
Audit fee	219	134
Advisory services fees	903	782
Listing fees	217	321
Directors fees - Group	403	346
Directors fees - Blanket	31	34
Employee costs	3,201	3,287
Employee costs - settlements - Group	1,111	-
Employee costs - bonuses - Group	1,133	63
Other office administration cost	399	100
Information technology and communication cost - Group	77	128
Management liability insurance	375	461
Travel costs	522	382
	8,961	6,275

9 Share-based payments

9.1 Cash-settled share-based payments

9.1.1 Restricted Share Units and Performance Units

Certain management and employees within the Group are granted Restricted Share Units (“RSUs”) and Performance Units (“PUs”) pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan (“OEICP”). All PUs and RSUs were granted and approved at the discretion of the Compensation Committee of the Board of Directors.

PUs have a performance condition, determined on their grant date, based on metrics, including, depending on the year of grant, gold production from Blanket Mine, gold production from the Bilboes oxide mine, on mine cost control, controllable all in sustaining cost per ounce of gold reduction, resource development and growth at Blanket Mine, blue sky exploration, establishment of a mineral resource at Motapa and financing and construction of the Bilboes sulphide project and they have a performance period of one to three years (other than for Equity-settled performance units (“EPUs”) (see below) for which the period is three years). The number of PUs that vest will be the relevant portion of the PUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

PUs have rights to dividends only after they have vested.

PUs (other than EPUs – see below) allow for settlement of the vesting date value in cash or, subject to conditions, shares issuable at fair market value or a combination of both at the discretion of the unitholder.

The fair value of the PUs (other than EPUs – see below) at the reporting date was based on the Black Scholes option valuation model. At the reporting date a 73% - 100% (December 31, 2024: 28%-110%) average performance multiplier was used in calculating the estimated liability.

14

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2025

(in thousands of United States Dollars, unless indicated otherwise)

9 Share-based payments (continued)

9.1 Cash-settled share-based payments (continued)

9.1.1 Restricted Share Units and Performance Units (continued)

The liability as at June 30, 2025 amounted to $1,373 (December 31, 2024: $1,045). Included in the liability as at June 30, 2025 is an amount of $760 (2024: $67 2023: $386) that was expensed and classified as production costs; refer to note 6.

The cash-settled share-based expense for PUs for the period amounted to $443 (2024: $57, 2023: $271). During the period PUs to the value of $60 were settled in share capital (net of employee tax) (2024: $83, 2023: $351) with the employee tax portion recognised in profit or loss.

The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability on:

	June 30, 2025	December 31, 2024
	PUs	PUs
Risk free rate	4.24%	4.55%
Fair value (USD)	19.32	9.41
Share price (USD)	19.32	9.41
Performance multiplier percentage	73% - 100%	28%-110%
Volatility	1.85	0.77
January exercise price - 2021 awards (USD)	-	11.89
January exercise price - 2022 awards (USD)	9.18	11.89
April exercise price - 2023 awards (USD)	12.49	10.87
April exercise price - 2024 awards (USD)	12.49	-

15

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2025

(in thousands of United States Dollars, unless indicated otherwise)

9 Share-based payments (continued)

9.1 Cash-settled share-based payments (continued)

9.1.1 Restricted Share Units and Performance Units (continued)

Share units granted:	PUs	PUs
Grant - January 11, 2021	-	35,341
Grant - May 14, 2021	-	482
Grant - June 1, 2021	-	375
Grant - June 14, 2021	-	199
Grant - September 6, 2021	-	229
Grant - September 20, 2021	-	230
Grant - October 11, 2021	-	225
Grant - November 12, 2021	-	923
Grant - December 1, 2021	-	225
Grant - January 11, 2022	19,011	41,381
Grant - January 12, 2022	278	556
Grant - May 13, 2022	1,436	1,894
Grant - July 1, 2022	949	1,899
Grant - October 1, 2022	900	1,800
Grant - April 7, 2023	44,188	73,462
Grant - June 1, 2023	478	617
Grant - June 7, 2023	446	572
Grant - August 10, 2023	4,061	5,514
Grant - September 1, 2023	1,388	1,617
Grant - October 3, 2023	9,509	14,258
Grant - April 8, 2024	154,870	169,141
Grant - June 10, 2024	1,406	1,406
Grant - June 17, 2024	1,155	1,155
Grant - July 1, 2024	1,461	1,461
Grant - August 12, 2024	1,554	1,554
Grant - April 1, 2025	151,551	-
Grant - May 21, 2025	962	-
Grant - June 9, 2025	1,747	-
Settlements/ terminations	(112,981)	(110,235)
Total awards outstanding	284,369	246,789

16

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2025

(in thousands of United States Dollars, unless indicated otherwise)

9 Share-based payments (continued)

9.2 Equity-settled Performance Units and Restricted Share Units

9.2.1 EPUs

PUs which are classified as equity-settled (i.e. there is no option to vest in cash) (“EPUs”) have a performance condition, determined on their grant date, including, depending on the year of grant, gold production from Blanket Mine, gold production from the Bilboes oxide mine, on mine cost control, controllable all in sustaining cost per ounce of gold reduction, resource development and growth at Blanket Mine, blue sky exploration, establishment of a mineral resource at Motapa and financing and construction of the Bilboes sulphide project and they have a performance period of three years. The number of EPUs that vest will be the relevant portion of the EPUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

EPUs have rights to dividends only after they have vested.

The shares issued are subject to a minimum holding period of until the first anniversary of the EPUs vesting date.

The fair value of the EPUs at the reporting date was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance percentage. At the reporting date a 42% - 100% (December 31, 2024: 42% - 105%) performance multiplier was used in calculating the expense. The equity-settled share-based expense for EPUs as at June 30, 2025 amounted to $71 (2024: $414, 2023: $331). An amount of $11 (2024: $85; 2023: $Nil) was expensed and classified as production costs; refer to note 6. During the period EPUs to the value of $766 were settled in share capital (net of employee tax) (2024: $Nil, 2023: $Nil) with the employee tax portion recognised in profit or loss.

The following assumptions were used in estimating the fair value of the equity-settled share-based payment on:

Grant date	April 7, 2023	April 8, 2024	May 13, 2024	April 1, 2025
Number of units - remaining at reporting date	80,773	125,433	13,140	129,540
Share price (USD) - grant date	16.91	10.91	10.01	12.49
Fair value (USD) - grant date	15.33	9.53	10.02	10.06
Performance multiplier percentage at June 30, 2025	42%	85%	85%	100%
Performance multiplier percentage at December 31, 2024	42%	97%	97%	-

17

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2025

(in thousands of United States Dollars, unless indicated otherwise)

9 Share-based payments (continued)

9.2 Restricted Share Units and Performance Units (continued)

9.2.2 Equity Restricted Share Units

RSUs, which are classified as equity-settled (i.e. there is no option to vest in cash) (“ERSUs”) vest on the date as specified in the RSUs agreement, given that the service conditions of the relevant employees have been fulfilled. The value of the vested RSUs is the number of RSUs vested multiplied by the fair market value of the Company’s shares, as specified by the OEICP, on the date of settlement.

ERSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional ERSUs at the then applicable share price.

The fair value of the RSUs at the reporting date was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period(s) multiplied by the performance multiplier expectation.

The following assumptions were used in estimating the fair value of the equity-settled share-based payment that are in issue:

Grant date	April 1, 2025
Vesting date	third on each of the first business day in April 2026, 2027 and 2028
Number of units - remaining at reporting date	6,004
Share price (USD) - grant date	12.49
Fair value (USD) - grant date	12.49
Performance multiplier percentage at grant date	100%

The equity-settled share-based expense for ERSUs as at June 30, 2025 amounted to $11 (2024: $92, 2023: $Nil).

10 Other expenses

	June 30, 2025	June 30, 2024
Intermediated Money Transaction Tax*	1,109	528
Corporate and social responsibility cost	823	736
Other	14	-
	1,946	1,264

*	Intermediated Money Transfer Tax ("IMTT”) is tax chargeable in Zimbabwe on transfer of physical money, electronically or by any other means, and charged at 2% per transaction in Zimbabwe.

18

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2025

(in thousands of United States Dollars, unless indicated otherwise)

11 Finance income and finance cost

	June 30, 2025	June 30, 2024
Finance income – Bank interest earned	127	9

Unwinding of rehabilitation provision - Blanket (note 20)	255	198
Finance cost - Leases	41	5
Finance cost - Overdrafts	450	864
Finance cost - Bonds payable (note 22)	570	395
Finance cost - Loans and borrowings (note 21)	186	67
Total finance cost	1,502	1,529

19

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2025

(in thousands of United States Dollars, unless indicated otherwise)

12 Exploration and evaluation assets

	Bilboes	Motapa	Maligreen	GG	Sabiwa	Abercorn	Valentine	Total
Balance at January 1, 2024	73,573	10,592	5,998	3,723	294	27	65	94,272
Decommissioning asset estimation adjustment	(961)	(882)	8	-	-	-	-	(1,835)
Exploration costs:
- Consumables and drilling	-	1,792	19	-	-	-	-	1,811
- Contractor	-	14	5	-	-	-	-	19
- Labour	-	576	-	51	-	-	-	627
- Power	-	74	3	-	-	-	-	77
- Other	-	67	-	-	-	-	-	67
Preliminary economic assessment and feasibility study	2,288	-	-	-	-	-	-	2,288
Balance at December 31, 2024	74,900	12,233	6,033	3,774	294	27	65	97,326

Balance at January 1, 2025	74,900	12,233	6,033	3,774	294	27	65	97,326
Decommissioning asset estimation adjustment	99	16	8	-	-	-	-	123
Exploration costs:
- Consumables and drilling	-	330	-	-	-	-	-	330
- Contractor	-	654	-	-	-	-	-	654
- Labour	-	359	-	-	-	-	-	359
- Other	-	192	24	-	-	-	-	216
Preliminary economic assessment and feasibility study	2,209	-	-	-	-	-	-	2,209
Balance at June 30, 2025	77,208	13,784	6,065	3,774	294	27	65	101,217

Non-cash acquisitions of exploration and evaluation assets for the period consist of $708 (December 31, 2024: $1,054) included in trade and other payables at June 30, 2025 and $123 (December 31, 2024: ($1,835)) decommissioning asset estimation adjustment.

There were no impairment indicators during 2025 on exploration and evaluation assets.

20

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2025

(in thousands of United States Dollars, unless indicated otherwise)

13 Property, plant and equipment

Cost	Land & Buildings	Right of use asset	Mine development & infrastructure	Assets under construction & decommissioning assets	Plant & Equipment	Furniture & Fittings	Motor Vehicles	Total
Balance at January 1, 2024	16,686	501	118,398	35,628	71,445	1,861	3,605	248,124
Additions*	214	265	128	25,012	1,532	243	187	27,581
Impairments~	(29)	-	-	-	(3,367)	-	-	(3,396)
Disposals	-	-	-	-	-	(3)	(233)	(236)
Derecognition	-	(256)	-	-	-	-	-	(256)
Transfer from assets under construction	-	-	24,900	(25,573)	673	-	-	-
Foreign exchange movement	-	(4)	-	-	-	(11)	-	(15)
Balance at December 31, 2024	16,871	506	143,426	35,067	70,283	2,090	3,559	271,802

Balance at January 1, 2025	16,871	506	143,426	35,067	70,283	2,090	3,559	271,802
Additions*	4	1,014	2	12,755	949	769	2,003	17,496
Disposals	-	-	-	-	-	(11)	(40)	(51)
Transfer from assets under construction construction	-	-	4,663	(7,597)	2,934	-	-	-
Foreign exchange movement	-	15	-	11	-	41	1	68
Balance at June 30, 2025	16,875	1,535	148,091	40,236	74,166	2,889	5,523	289,315

*	Included in additions is the change in estimate for the decommissioning asset of $385 (2024: $317).
~

Included in the 2024 impairments are drill rigs with a net book value amount of $309, Lima plant at $1,204 and sinking headgear of $91 and other assets of $107. These assets were impaired to a net book value amount of $Nil, as management no longer intends to use it in the manner originally intended and being derecognised.

The amount of contractual commitment for the acquisition of property plant and equipment is $4,450 (2024: $ 2,503).

21

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2025

(in thousands of United States Dollars, unless indicated otherwise)

13 Property, plant and equipment (continued)

Accumulated depreciation	Land & Buildings	Right of use asset	Mine development & infrastructure	Assets under construction & decommissioning assets	Plant & Equipment	Furniture & Fittings	Motor Vehicles	Total
Balance at January 1, 2024	9,362	345	17,806	786	35,820	1,255	3,101	68,475
Depreciation for the period	1,102	127	7,189	77	7,099	205	222	16,021
Impairment for the period	22	-	-	-	1,689	-	-	1,711
Derecognised assets	-	(256)	-	-	-	-	-	(256)
Accumulated depreciation – impairments	(29)	-	-	-	(3,367)	-	-	(3,396)
Disposals	-	-	-	-	-	(2)	(202)	(204)
Foreign exchange movement	-	2	-	-	-	(7)	-	(5)
Balance at December 31, 2024	10,457	218	24,995	863	41,241	1,451	3,121	82,346

Balance at January 1, 2025	10,457	218	24,995	863	41,241	1,451	3,121	82,346
Depreciation for the period	546	131	3,722	-	3,184	139	179	7,901
Disposals	-	-	-	-	-	(6)	(30)	(36)
Foreign exchange movement	-	2	-	-	-	27	1	30
Balance at June 30, 2025	11,003	351	28,717	863	44,425	1,611	3,271	90,241

Carrying amounts
At December 31, 2024	6,414	288	118,431	34,204	29,042	639	438	189,456
At June 30, 2025	5,872	1,184	119,374	39,373	29,741	1,278	2,252	199,074

22

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2025

(in thousands of United States Dollars, unless indicated otherwise)

14 Inventories

	June 30, 2025	December 31, 2024
Consumable stores	26,108	22,817
Gold in progress#	4,237	2,811
Ore Stockpile&	1,288	245
Provision for obsolete stock	(2,105)	(2,105)
	29,528	23,768

#	Gold work in progress balance as at June 30, 2025 consists of 4,115 ounces (2024: 3,442 ounces) of gold.
&	The ore stockpile relates to a surface stockpile of approximately 33,037 tonnes (2024: 8,487 tonnes) of crushed ore representing approximately fourteen days of target mill throughput. Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained gold ounces is based on assay data, and the estimated recovery percentage based on the expected processing method.

15 Trade and other receivables

	June 30, 2025	December 31, 2024
Bullion sales receivable*	1,500	4,095
VAT receivables	7,219	8,164
Deposits for stores, equipment and other receivables	645	416
	9,364	12,675

*	The carrying value of trade receivables is considered a reasonable approximation of fair value and is short term in nature. No provision for expected credit losses was recognised in the current or prior period as none of the debtors were past due and there have been no historic credit losses on debtors. Up to the date of approval of these financial statements all of the outstanding bullion sales receivable were settled in full.

16 Prepayments

	June 30, 2025	December 31, 2024
Caledonia Mining South Africa (Proprietary) Limited (“CMSA”) suppliers	1,109	462
Blanket Mine third party suppliers - USD	2,442	1,689
Blanket Mine third party suppliers - ZiG	7,788	4,289
Other prepayments	324	306
	11,663	6,748

23

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2025

(in thousands of United States Dollars, unless indicated otherwise)

17 Cash and cash equivalents

	June 30, 2025	December 31, 2024
Bank balances	19,860	4,260
Cash and cash equivalents	19,860	4,260
Overdrafts	(11,649)	(12,928)
Net cash and cash equivalents	8,211	(8,668)

	Date drawn	Expiry	Repayment term	Principal value (million)	Balance drawn at June 30, 2025 (million)
Overdraft facilities
Stanbic Bank Limited - ZiG	Apr-25	Mar-26	On demand	ZiG7	$0.1
Stanbic Bank Limited - USD	Apr-25	Mar-26	On demand	$4	$2.7
CABS Bank - USD	Oct-24	Oct-25	On demand	$1	$0.7
Ecobank - USD	Mar-25	Mar-26	On demand	$4	$1.9
Nedbank - USD	Apr-25	Apr-26	On demand	$7	$6.2

Letter of credit
Stanbic Bank Limited - USD		Jun-26		$2.5	$Nil

17.1 Fixed term deposits

	June 30, 2025	December 31, 2024
Fixed term deposit - three months	8,000	-
Fixed term deposit - six months	5,000	-
Fixed term deposit - nine months	5,000	-
	18,000	-

The fixed term deposits have maturity periods ranging from three to nine months, with contracted interest rates between 4.05% to 4.20% per annum. Interest income on these deposits is accrued over the life of the instruments and is received on maturity.

24

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2025

(in thousands of United States Dollars, unless indicated otherwise)

18 Assets and liabilities associated with assets held for sale

	June 30, 2025	December 31, 2024
Non-current assets held for sale
Solar plant	-	13,512
Liabilities associated with assets held for sale
Site restoration liability	-	104

In the second quarter of 2023 management embarked on a marketing process to locate a buyer for the Company’s solar plant located next to Blanket Mine. Various offers were received and a counterparty with a non-binding offer was given exclusivity to further negotiate the sale of the plant after proving their ability to operate and fund solar plants of similar size and complexity in Africa. The offer was received from a reputable global renewable energy operator. It was proposed that the new owners would exclusively supply Blanket with electricity from the plant, on a take-or-pay basis and in doing so secure some of Blanket’s future power supply. This would have the benefit of realising a cash profit on the sale of the solar plant and generate cash for reinvestment in the Group’s gold projects. In addition, management would be able to focus on Caledonia’s core business of gold mining.

On September 28, 2023 the Board gave its approval for management to further negotiate the sale of the solar plant, which by extension included the related site restoration liability as well as any remaining current assets or liabilities (“CMS disposal group”), with the potential buyer. The Caledonia Mining Services (Private) Limited (“CMS”) disposal group was available for sale in the current condition on September 28, 2023 and met all the criteria in IFRS 5: Non-current assets held for sale and discontinued operations to be classified as held for sale.

Management determined the value of the CMS disposal group as the lower of the fair value less cost to sell and the carrying amount. The proceeds of the disposal were expected to substantially exceed the carrying amount of the related net assets and accordingly no impairment losses were recognised on the classification of the CMS disposal group held for sale. Prior to being classified as held for sale, the solar plant was classified as property, plant and equipment and the liability was classified as site restoration provision.

Caledonia announced on October 1, 2024 that it had signed a conditional sale agreement for the entire issued share capital of its Zimbabwe subsidiary, Caledonia Mining Services (Private) Limited ("CMS"), which owns and operates the 12.2MWac solar plant that supplies power to Blanket Mine. CMS would be sold to CrossBoundary Energy Holdings ("CBE") for $22.4 million, subject to the fulfilment of outstanding conditions precedent. The extension of the classification of the CMS disposal group as an asset held for sale beyond the 12 months was supported by the ongoing commitment from the board to sell the solar plant to CBE. The timing for the outstanding conditions to be fulfilled in line with the agreement was outside of management’s control.

25

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2025

(in thousands of United States Dollars, unless indicated otherwise)

18 Assets and liabilities associated with assets held for sale (continued)

Conditions to completion of the sale were satisfied, or waived as the case may be, and the sale to CBE completed on April 11, 2025. The gross consideration of $22.4 million was received in cash, and the power generated by the solar plant will continue to be sold to Blanket Mine by way of a power purchase agreement. Upon completion of the sale, Caledonia realised a pre-tax profit of $8.5 million on the $13.4 million construction cost of the solar plant. Capital gains tax is currently estimated at $2 million based on preliminary submissions to Zimbabwe revenue authorities (“ZIMRA”) and included in the income tax expense.

The sale of the solar plant does not meet the definition of a lease under IFRS 16; as a result, there is no leaseback arrangement following the disposal. The power purchase agreement in place is separate from a lease and reflects an ongoing commercial relationship between the parties.

Carrying amount of the CMS disposal group held for sale over which control was lost
Current Assets
Assets held for sale (Solar plant asset)	13,520
Trade and other receivables and prepayments	19
Total assets	13,539

Current liabilities
Liabilities associated with assets held for sale (provision)	113
Total liabilities	113

Net assets	13,426

Profit on CMS disposal group held for sale
Consideration received in cash (net of selling costs)	21,966
Net assets derecognised	(13,426)
Profit on sale of the CMS disposal group held for sale	8,540

26

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2025

(in thousands of United States Dollars, unless indicated otherwise)

19 Share capital

Authorised

Unlimited number of ordinary shares of no-par value.

Unlimited number of preference shares of no-par value.

Issued ordinary shares

	Number of shares	Amount
January 1, 2024	19,188,073	165,068
Shares issued:
- share-based payment - employees (note 9.1.1)	6,787	83
- share-based payment - employees (note 9.2.2)	14,694	220
- options exercised	5,000	37
December 31, 2024	19,214,554	165,408
Shares issued:
- share-based payment - employees (note 9.1.2)	75,435	766
- share-based payment - employees (note 9.2.1)	4,795	60
June 30, 2025	19,294,784	166,234

20 Provisions

Site restoration

Site restoration relates to the estimated cost of closing down the mines and projects and represents the site and environmental restoration costs, estimated to be paid as a result of mining activities or previous mining activities. For the Blanket Mine site restoration costs are capitalsed in property, plant and equipment with an increase in the provision at the net present value of the estimated future and inflation adjusted cost of site rehabilitation. Subsequently the capitalised cost is amortised over the life of the mine, and the provision is unwound over the period to estimated restoration. For projects in the exploration and evaluation phase, such as the Bilboes, Maligreen and Motapa projects, site restoration costs are capitalised in exploration and evaluation assets with an increase in the provision at the undiscounted value of the estimated cost of site rehabilitation.  Subsequently the costs capitalised are not amortised and the provision is not unwound.

27

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2025

(in thousands of United States Dollars, unless indicated otherwise)

20 Provisions (continued)

Reconciliation of site restoration provisions	June 30, 2025	December 31, 2024
Blanket Mine
Balance January 1	5,280	4,766
Unwinding of discount (note 11)	255	197
Change in estimate (Blanket Mine) (note 13)	385	317
Balance	5,920	5,280

Motapa, Maligreen and Bilboes
Balance January 1	4,384	6,219
Change in estimate (Motapa) (note 12)	16	(882)
Change in estimate (Maligreen) (note 12)	8	8
Change in estimate (Bilboes) (note 12)	99	(961)
Balance	4,507	4,384

Total balance	10,427	9,664

Current	-	-
Non-current	10,427	9,664
	10,427	9,664

The discount rate in calculating the present value of the Blanket Mine provision is 4.79% (2024: 4.86%) and is based on a risk-free rate and cash flows are estimated at an average 2.30% inflation (2024: 2.14%). The gross rehabilitation costs, before discounting, amounted to $7,842 (2024: $7,491) for Blanket Mine as at June 30, 2025.

The undiscounted gross rehabilitation costs for exploration and evaluation assets as at June 30, 2025 amounted to $3,604 (2024: $3,505) for Bilboes , $600 (2024: $584) for Motapa and $303 (2024: $295) for Maligreen.

At year-end, the site restoration provision for all sites will be reassessed.

28

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2025

(in thousands of United States Dollars, unless indicated otherwise)

21 Loans and borrowings

	June 30, 2025	December 31, 2024

Balance January 1	2,674	-
Cashflows
Amounts received	1,259	3,000
Repayment - capital	(472)	(326)
Repayment - finance cost	(186)	(293)

Non-cashflows
Finance cost*	186	293

Balance	3,461	2,674

* Finance cost is accounted for using the effective interest rate method.

Current	1,741	1,174
Non-current	1,720	1,500
	3,461	2,674

	Currency	Nominal interest rate	Face Value	Carrying value
Unsecured term loan - CABS	USD	8.25% + 12 months SOFR#	2,274	2,274
Secured term loan - Nedbank	USD	12%	1,187	1,187

# Secured Overnight Funding Rates (“SOFR”)

22 Loan note instruments

Loan note instruments - finance costs		June 30, 2025	June 30, 2024
Bonds	22.1	570	395
		570	395

Loan note instruments - financial liabilities		June 30, 2025	December 31, 2024
Bonds	22.1	11,595	9,168
		11,595	9,168

Current		1,093	855
Non-current		10,502	8,313
		11,595	9,168

29

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2025

(in thousands of United States Dollars, unless indicated otherwise)

22 Loan note instruments (continued)

22.1 Bonds

Following the commissioning of Caledonia’s wholly owned solar plant on February 2, 2023, the decision was taken to optimise the capital structure of the Group and provide additional debt instruments to the Zimbabwean financial market by way of issuing loan notes pursuant to a loan note instrument (“bonds”). The bonds were issued by the Zimbabwean registered entity owning the solar plant, Caledonia Mining Services (Private) Limited. The bonds carry an interest rate of 9.5% payable bi-annually and have a tenure of 3 years from the date of issue. The bond repayments are guaranteed by the Company. $11.5 million of bonds were in issue at June 30, 2025 (December 31, 2024: $9 million). All bonds were issued to Zimbabwean registered commercial entities. The bonds were transferred to Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a subsidiary of the Company, except for the bonds issued in April 2024 and January 2025 which were directly issued by CHZ.

A summary of the bonds is as follows:

	June 30, 2025	December 31, 2024
Balance January 1	9,168	7,112
Amounts received	2,500	2,000
Transaction costs	(113)	(30)
Finance cost accrued	570	846
Repayment - finance cost paid	(530)	(760)
Balance	11,595	9,168

Current	1,093	855
Non-current	10,502	8,313
	11,595	9,168

30

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2025

(in thousands of United States Dollars, unless indicated otherwise)

23 Trade and other payables

	June 30, 2025	December 31, 2024
Trade payables	9,100	8,036
Electricity accrual	3,569	1,670
Audit fee	497	562
Dividends due to NCI (note 26)	1,655	2,522
Other payables	3,783	924
Financial liabilities	18,604	13,714

Production and management bonus accrual - Blanket Mine	1,528	529
Employee benefits - other	2,335	2,235
Employee benefits - settlement	150	1,081
Leave pay	3,355	2,838
Bonus accrual - group	1,115	1,115
Tailings storage facility - accrual	739	1,351
Other accruals	1,311	3,784
Non-financial liabilities	10,533	12,933
Total	29,137	26,647

31

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2025

(in thousands of United States Dollars, unless indicated otherwise)

24 Cash flow information

	June 30, 2025	June 30, 2024
Operating profit	54,111	21,455
Adjustments for:
Unrealised foreign exchange losses / (gains) (note 7)	560	272
Cash-settled share-based expense (note 9.1)	443	57
Share-based expense included in production costs (note 9)	771	152
Cash portion of cash-settled share-based expense	(856)	(690)
Equity-settled share-based expense (note 9.2)	82	506
Depreciation (note 13)	7,901	8,058
Fair value loss on derivative instruments	1,592	476
Gain on disposal of property, plant and equipment	(2)	-
Profit on sale of non-current asset held for sale (note 18)	(8,540)	-
Cash generated from operations before working capital changes	56,062	30,286
Increase in inventories	(5,712)	(83)
Increase in prepayments	(3,870)	(2,037)
Decrease in trade and other receivables	3,765	1,972
Increase/(decrease) in trade and other payables	2,423	(2,615)
Cash generated from operations	52,668	27,523

25 Operating segments

The Group's operating segments have been identified based on geographic areas. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the CEO reviews internal management reports on at least a quarterly basis. Blanket Mine, Bilboes oxide mine, exploration and evaluation assets (“E&E projects”) and South Africa describe the Group's reportable segments. The Blanket operating segment comprises Caledonia Holdings Zimbabwe (Private) Limited, Blanket Mine (1983) (Private) Limited, Blanket’s satellite projects and Caledonia Mining Services (Private) Limited (“CMS solar”). The Bilboes oxide mine segment comprises the oxide mining activities. The E&E projects segment includes the exploration and evaluation activities of the Bilboes sulphide project as well as the Motapa and Maligreen projects. The South African segment represents the sales made by Caledonia Mining South Africa Proprietary Limited to the Blanket Mine. The holding company (Caledonia Mining Corporation Plc) and Greenstone Management Services Holdings Limited (a UK company) are responsible for corporate administrative functions within the Group and contribute to the strategic decision making process of the CEO and are therefore included in the disclosure below and combined with corporate and other reconciling amounts that do not represent a separate segment. Information regarding the results of each reportable segment is included below.

32

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2025

(in thousands of United States Dollars, unless indicated otherwise)

25 Operating segments (continued)

Performance is measured based on profit before income tax, as included in the internal management report that is reviewed by the CEO. Segment profit or exploration and evaluation cost is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. The accounting policies of the reportable segments are the same as the Group’s accounting policies.

Information about reportable segments

For the six months ended June 30, 2025	Blanket	South Africa	Bilboes oxide mine	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	119,179	-	2,308	-	-	-	121,487
Inter-segmental revenue	-	10,639	-	-	(10,639)	-	-
Royalty	(6,140)	-	(138)	-	-	-	(6,278)
Production costs	(43,884)	(9,943)	(1,794)	-	9,058	(13)	(46,576)
Depreciation	(8,322)	(83)	(13)	-	562	(45)	(7,901)
Other income	141	-	-	-	-	-	141
Profit on the sale of non-current assets held for sale	-	(267)	-	-	1,635	7,172	8,540
Other expenses	(1,883)	-	(50)	-	-	(13)	(1,946)
Administrative expenses	(1,264)	(2,413)	(40)	(5)	7	(5,246)	(8,961)
Management fee	(1,351)	1,351	-	-	-	-	-
Cash-settled share-based expense	-	-	-	-	-	(443)	(443)
Equity-settled share-based expense	-	-	-	-	-	(82)	(82)
Net foreign exchange (loss) / gain	(1,732)	419	(38)	-	(63)	(864)	(2,278)
Fair value loss on derivative liabilities	-	-	-	-	-	(1,592)	(1,592)
Finance income	-	293	-	-	(1,193)	1,027	127
Finance cost	(1,506)	(14)	8	(119)	1,193	(1,064)	(1,502)
Profit / (loss) before tax	53,238	(18)	243	(124)	560	(1,163)	52,736
Tax expense	(15,265)	(39)	9	-	51	(2,733)	(17,977)
Profit / (loss) after tax	35,973	(57)	252	(124)	611	(3,896)	34,759

33

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2025

(in thousands of United States Dollars, unless indicated otherwise)

25 Operating segments (continued)

As at June 30, 2025	Blanket	South Africa	Bilboes oxide mine	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Segment assets:
Current (excluding intercompany)	61,991	4,935	-	1,236	(24)	20,383	88,521
Non-current (excluding intercompany)	207,497	1,305	-	102,791	(5,921)	(5,026)	300,646
Additions on property, plant and equipment (note 13)	17,425	183	56	-	(839)	671	17,496
Additions on evaluation and exploration assets (note 12)	-	-	-	3,891	-	-	3,891
Intercompany balances	55,125	23,572	1,969	-	(226,904)	146,237	-
Segment liabilities:
Current (excluding intercompany)	(43,983)	(4,403)	-	(2,522)	-	(2,863)	(53,771)
Non-current (excluding intercompany)	(68,107)	(175)	-	(4,219)	(23)	(1,217)	(73,741)
Intercompany balances	(12,334)	(41,610)	-	(82,099)	226,904	(90,861)	-

For the six months ended June 30, 2024	Blanket	South Africa	Bilboes oxide mine	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Revenue	86,937	-	1,698	-	-	-	88,635
Inter-segmental revenue	-	8,149	-	-	(8,149)	-	-
Royalty	(4,324)	-	(85)	-	-	-	(4,409)
Production costs	(38,161)	(7,338)	(1,581)	-	7,660	-	(39,420)
Depreciation	(8,472)	(67)	-	-	502	(21)	(8,058)
Other income	147	1	1	-	(3)	203	349
Other expenses	(1,245)	-	(19)	-	-	-	(1,264)
Administrative expenses	(475)	(1,456)	(21)	(4)	4	(4,323)	(6,275)
Management fee	(1,457)	1,457	-	-	-	-	-
Cash-settled share-based expense	-	-	-	-	-	(57)	(57)
Equity-settled share-based expense	-	-	-	-	-	(506)	(506)
Net foreign exchange (loss) / gain	*(6,933)	16	(58)	-	(20)	(69)	*(7,064)
Fair value loss on derivative liabilities	-	-	-	-	-	(476)	(476)
Finance income	-	310	-	-	(1,348)	1,047	9
Finance cost	(1,830)	(4)	(96)	(47)	1,348	(900)	(1,529)
Profit / (loss) before tax	24,187	1,068	(161)	(51)	(6)	(5,102)	19,935
Tax expense	*(7,218)	(337)	(5)	-	39	(160)	*(7,681)
Profit / (loss) after tax	*16,969	731	(166)	(51)	33	(5,262)	*12,254

* Refer to note 27.

34

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2025

(in thousands of United States Dollars, unless indicated otherwise)

25 Operating segments (continued)

As at June 30, 2024	Blanket	South Africa	Bilboes oxide mine	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Segment assets:
Current (excluding intercompany, including assets held for sale)	59,866	2,432	-	683	(1,697)	1,476	62,760
Non-current (excluding intercompany)	189,863	630	-	92,890	(5,188)	(2,452)	275,743
Assets held for sale	13,484	-	-	-	-	-	13,484
Additions on property, plant and equipment (note 13)	9,857	(26)	-	-	(397)	2	9,436
Additions on evaluation and exploration assets (note 12)	-	-	-	264	-	-	430
Intercompany balances	45,237	17,806	48	-	(155,866)	52,775	-

Segment liabilities:
Current (excluding intercompany)	(35,769)	(2,413)	-	(1,970)	-	(1,666)	(41,845)
Non-current (excluding intercompany)	*(60,981)	-	-	(5,033)	43	(212)	*(66,183)
Intercompany balances	(16,040)	(35,837)	-	(7,333)	115,866	(56,656)	-

* Refer to note 27.

35

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2025

(in thousands of United States Dollars, unless indicated otherwise)

25 Operating segments (continued)

As at January 1, 2024	Blanket	South Africa	Bilboes oxide mine	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Segment assets:
Current (excluding intercompany, including assets held for sale)	51,236	2,363	-	401	(1,757)	1,986	(54,229)
Non-current (excluding intercompany)	188,426	697	-	92,664	(5,294)	(2,419)	274,074
Additions on property, plant and equipment	43,496	120	-	-	(2,570)	(11,440)	29,606
Additions on evaluation and exploration assets	-	-	-	76,693	-	-	76,693
Intercompany balances	44,452	16,844	(214)	-	(145,523)	84,441	-

Segment liabilities:
Current (excluding intercompany)	(31,747)	(4,421)	-	(1,755)	-	(2,210)	(40,133)
Non-current (excluding intercompany)	*(57,626)	-	-	(5,932)	4	(416)	*(63,970)
Intercompany balances	(24,412)	(34,193)	-	(5,691)	145,523	(81,227)	-

* Refer to note 27.

Major customer

Revenues from Fidelity Gold Refiners (Private) Limited amounted to $40,443 (2024: $24,749; 2023: 48,728) for the six months ended June 30, 2025 representing 13,437ounces (2024: 11,101ounces, 2023: 25,701ounces).

The Group has made $38,908 (2024: $63,886, 2023: $17,738) of sales to Al-Etihad Gold Refinery and $42,136 (2024: $Nil, 2023: $Nil) to Stonex Financial Limited up to June 30, 2025, representing 12,762 ounces (2024: 29,539 ounces, 2023: 9,083 ounces) and 13,676 ounces (2024: Nil ounces, 2023: Nil ounces) respectively. Management believes this new sales mechanism reduces the risk associated with selling and receiving payment from a single refining source in Zimbabwe. It also creates the opportunity to use more competitive offshore refiners, and it may allow the Company to raise debt funding secured against offshore gold sales.

36

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2025

(in thousands of United States Dollars, unless indicated otherwise)

26 Supplemental disclosure of cash flow items

Finance cost paid	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Finance cost (note 11)	602	797	1,502	1,529
Non-cash - loan note interest (note 22)	53	(85)	(40)	(43)
Non-cash - Unwinding of rehabilitation provision (note 20)	-	-	(255)	(198)
Non-cash - Finance cost on leases	(32)	(2)	(41)	(5)
	623	710	1,166	1,283

Tax paid	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Net income tax payable (receivable)	4,147	22	2,603	(1,110)
Current tax expense	10,293	4,935	16,991	7,544
Foreign currency movement	(9)	116	(332)	(280)
Net income tax payable June 30,	(9,016)	(3,878)	(9,016)	(3,878)
	5,415	1,195	10,246	2,276

Acquisition of property, plant and equipment	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Additions (note 13)	10,966	5,838	17,496	9,436
Net property, plant and equipment included in prepayments	46	656	858	662
Net property, plant and equipment included in trade andother payables	333	323	806	(328)
Right of use asset recognition (note 13)	(1,014)	-	(1,014)	-
Change in estimate for decommissioning asset - adjustment capitalised in property, plant and equipment (note 20)	180	80	(385)	868
	10,511	6,897	17,761	10,638

Dividends paid	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Opening balance dividends due	3,836	4,481	2,522	1,048
Dividends declared	5,425	-	8,126	6,130
Closing balance dividends due	(1,655)	(1,569)	(1,655)	(1,545)
	7,606	2,912	8,993	5,632

37

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2025

(in thousands of United States Dollars, unless indicated otherwise)

27 Prior year error - restatement of comparative information

In preparation of the consolidated financial statements for the year ended December 31, 2024, an error was identified in the accounting interpretation related to the calculation of deferred tax liabilities at Blanket. The non-cash restatement does not affect income tax calculations or submissions.

In October 2018, the RTGS$ was introduced in Zimbabwe at 1:1 to the USD. The RTGS$ was deemed the only legal tender in Zimbabwe, and all liabilities held previously were to be denominated in RTGS$. In 2019, Practice Note 26 (as described in note 3.1.5) required all income tax returns to be calculated in RTGS$ for transactions occurring prior to introducing the multi-currency regime in 2023.

Blanket’s deferred tax liabilities were incorrectly calculated in RTGS$ and accounted for as a monetary item where RTGS$ deferred tax temporary differences were translated to the USD functional currency. Gains related to the devaluation of the deferred tax liabilities were realised in profit or loss. Transactions from 2019 to 2022 affected the deferred tax liability calculation and continued to be denominated in RTGS$ in accordance with the legislated tax regime after the multi-currency regime was introduced. The accounting for the deferred tax liabilities in RTGS$ with the translation to USD remained consistent in all previous consolidated financial statements, yet the carrying value of the deferred tax liabilities should have been denominated in USD rather than RTGS$. The error, stemming from January 1, 2019, was corrected from the earliest period presented in these condensed consolidated interim financial statements, as presented in the table below.

For the periods ended	3 months ended June 30, 2024			6 months ended June 30, 2024
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
Net foreign exchange loss	(2,014)	(168)	(2,182)	(6,153)	(911)	(7,064)
Tax expense	(5,151)	-	(5,151)	(7,681)	-	(7,681)
Profit (loss) for the period	10,348	(168)	10,180	13,165	(911)	12,254
Total comprehensive income for the period	10,526	(168)	10,358	13,199	(911)	12,288
Non-controlling interests	1,919	(22)	1,897	2,605	(120)	2,485
Basic earnings (loss) per share ($)	0.43	(0.01)	0.42	0.53	(0.04)	0.49
Diluted earnings (loss) per share ($)	0.43	(0.01)	0.42	0.53	(0.04)	0.49

38

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2025

(in thousands of United States Dollars, unless indicated otherwise)

27 Prior year error - restatement of comparative information (continued)

Consolidated statements of financial position

As at	January 1, 2024
	As previously reported	Adjustment	As restated
Retained loss	(63,172)	(33,971)	(97,143)
Non-controlling interests	24,477	(6,021)	18,456
Deferred tax liabilities	6,131	39,992	46,123

Further information on the material weakness identified as a result of the error is disclosed in section 11 of the MD&A.

28 Contingencies

The Group may be subject to various claims that arise in the normal course of business. Management believes there are no contingent liabilities to report.

29 Subsequent events

There were no significant subsequent events between June 30, 2025 and the date of issue of these financial statements other than as included in the preceding notes to the condensed consolidated interim financial statements.

39

Caledonia Mining Corporation Pl

Additional information

DIRECTORS AND OFFICERS at August 11, 2025

BOARD OF DIRECTORS	OFFICERS
J. L. Kelly (2) (3) (5) (7)	M. Learmonth (4) (5) (6) (7)
Non-executive Director	Chief Executive Officer
Connecticut, United States of America	Jersey, Channel Islands

T. Gadzikwa (1) (2) (3) (5)	R. Jerrard (5) (6)
Chair, Audit Committee	Chief Financial Officer
Non-executive Director	Jersey, Channel Islands
Johannesburg, South Africa
A. Chester (6) (7)
M. Learmonth (4) (5) (6) (7)	General Counsel, Company Secretary and Head of
Chief Executive Officer	Risk and Compliance
Jersey, Channel Islands	Jersey, Channel Islands

N. Clarke (3) (4) (5) (7)	J. Mufara (4) (5) (6) (7)
Non-executive Director	Chief Operating Officer
Cornwall, United Kingdom	Johannesburg, South Africa

G. Wildschutt (1) (3) (5) (7)	BOARD COMMITTEES
Non-executive Director	(1) Audit Committee
Johannesburg, South Africa	(2) Compensation Committee
(3) Nomination and Corporate Governance
G. Wylie (1) (2) (3) (4) (5)	Committee
Non-executive Director	(4) Technical Committee
Tas-Silema, Malta	(5) Strategic Planning Committee
(6) Disclosure Committee
V. Gapare (4) (5) (7)	(7) ESG Committee
Executive Director
Harare, Zimbabwe

S. Buys (3) (4) (5) (7)
Non-executive Director
Surrey, United Kingdom

L. Goldwasser (1) (2) (3) (5)
Non-executive Director
Florida, United States of America

40

Caledonia Mining Corporation Pl

Additional information

CORPORATE DIRECTORY as at August 11, 2025
CORPORATE OFFICES	BANKER	SOLICITORS	AUDITOR
Jersey	Barclays	Mourant (Jersey)	BDO South Africa Incorporated
Head and Registered Office	Level 11	22 Grenville Street	Wanderers Office Park
Caledonia Mining Corporation Plc	1 Churchill Place	St Helier	52 Corlett Drive
B006 Millais House	Canary Wharf	Jersey JE4 8PX	Illovo 2196
Castle Quay	London E14 5HP	Channel Islands	South Africa
St Helier			Tel: +27(0)10 590 7200
Jersey, Channel Islands JE2 3NF	NOMINATED ADVISOR AND JOINT BROKER	Borden Ladner Gervais LLP (Canada)
	Cavendish Securities PLC	Bay Adelaide Cantre, East Tower
South Africa	One Bartholomew Close	22 Adelaide Street West
Caledonia Mining South Africa Proprietary Limited	London	Suite 3400
No. 1 Quadrum Office Park	EC1A 7BL	Toronto, ON, Canada
Constantia Boulevard	Tel: +44 20 7220 0500	M5H 4E3
Floracliffe
South Africa	MEDIA AND INVESTOR RELATIONS	Dorsey & Whitney LLP (US)
	Capital Market Communication Limited (“Camarco”)	TD Canada Trust Tower
Zimbabwe	APCO Worldwide	Brookfield Place
Caledonia Holdings Zimbabwe (Private) Limited	Floor 5, 40 Strand	161 Bay Street
P.O. Box CY1277	London WC2N 5RW	Suite 4310
Causeway, Harare	Tel: +44 20 3757 4980	Toronto, Ontario
Zimbabwe		M5J 2S1
Canada

41

Caledonia Mining Corporation Pl

Additional information

Capitalisation (August 11, 2025)	JOINT BROKER	Gill, Godlonton and Gerrans (Zimbabwe)
Authorised: Unlimited	Panmure Liberum Limited	Beverley Court
	Ropemaker Place, Level 12	100 Nelson Mandela Avenue
Shares, Warrants and Options Issued:	25 Ropemaker Street	Harare, Zimbabwe
Shares: 19,294,784	London
Options: 10,000	EC2Y 9LY	Bowman Gilfillan Inc (South Africa)
11 Alice Lane
SHARE TRADING SYMBOLS	REGISTRAR AND TRANSFER AGENT	Sandton
NYSE American - Symbol “CMCL”	Computershare Investor Services Inc.	Johannesburg
AIM - Symbol “CMCL”	150 Royall Street,	2196
VFEX - Symbol “CMCL”	Canton,	South Africa
Massachusetts, 02021
Tel: +1 800 736 3001 or +1 781 575 3100

42